# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: VIASAT, INC., CIK 0000797721
CUSIP: 92552V100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6155 El Camino Real, Carlsbad, California (CA), 92009
Date of event which requires filing of this statement: 05/21/2025
Filed by CIK 0000937567
Persons authorized to receive notices and communications: Jeff Davis, Chief Legal & Corporate Affairs Officer, 160 Front Street West, Suite 3200, Toronto, Ontario, Canada (Federal Level) (Z4), M5J 0G4, (416) 228-5900

## Reporting persons
- Ontario Teachers' Pension Plan Board (CIK 0000937567): type of reporting person: other (OO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 4,795,334; shared voting power 0; sole dispositive power 4,795,334; shared dispositive power 0; aggregate amount beneficially owned 4,795,334 (3.68% of the class)
  Comment: Calculated based on 130,319,585 shares of Common Stock outstanding as of May 9, 2025, as disclosed by Viasat, Inc. (the "Issuer") in its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") on May 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: VIASAT, INC.
Address of issuer's principal executive offices: 6155 El Camino Real, Carlsbad, California (CA), 92009
Comment: This Amendment No. 3 (this "Statement") amends and supplements the Schedule 13D, originally filed on June 9, 2023, as amended and supplemented by Amendment No. 1 filed on August 14, 2024 and Amendment No. 2 filed on February 12, 2025 (the "Schedule 13D") relating to the Common Stock of the Issuer. Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Present principal occupation or employment: The Reporting Person's principal business is administering, investing and managing the pension funds of active and retired teachers in Ontario, Canada. The name, business address, present principal occupation and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended to add the following:

On May 21, 2025, Triton LuxTopHolding SARL (the "Apax Investor"), CPP Investment Board Private Holdings (4) Inc. (the "CPPIB Investor"), Ontario Teachers' Pension Plan Board (the "OTPP Investor") and WP Triton Co-Invest, L.P. (the "WP Investor" and, together with the Apax Investor, the CPPIB Investor and the OTPP Investor, the "Investors") and the Issuer terminated that certain Stockholders Agreement, dated November 8, 2021, by and among the Investors and the Issuer (the "Old Stockholders Agreement") and the OTPP Investor entered into a new Stockholder Agreement by and between the OTPP Investor and the Issuer (the "New Stockholder Agreement"). The New Stockholder Agreement imposes certain transfer restrictions with respect to the shares of Common Stock held by the OTPP Investor, including a prohibition on transfers to competitors of the Issuer and certain other parties for so long as the OTPP Investor owns at least 1% of the total outstanding shares of Common Stock, as well as customary standstill limitations. The New Stockholder Agreement also requires the OTPP Investor to vote all of its shares of Common Stock in favor the Issuer's director nominees and with respect to any other matter, in accordance with the recommendation of the board of directors of the Issuer or any applicable committee thereof, subject to certain exceptions, for so long as the OTPP Investor owns at least 1% of the total outstanding shares of Common Stock. In addition, on May 21, 2025, the Investors agreed to terminate that certain Coordination Agreement, dated November 8, 2021, by and among the Investors (the "Coordination Agreement").

After giving effect to the termination of the Coordination Agreement and the Old Stockholders Agreement, the Investors no longer act as or otherwise constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934.

The foregoing description of the New Stockholder Agreement is not complete and is qualified in its entirety by the full text of the New Stockholder Agreement, which is included as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Item 11 and Item 13 on each of the cover pages of this Statement are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Items 7-10 of the cover pages of this Statement are incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The information set forth in Item 4 above is incorporated by reference into this Item 5(c).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On May 21, 2025, the Reporting Persons ceased to be part of a group that beneficially owns 5% or more of the outstanding Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 and 5 of this Statement is herein incorporated to the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Stockholder Agreement, dated May 21, 2025, by and between Viasat, Inc. and Ontario Teachers' Pension Plan Board (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 22, 2025).

## Signatures
- Ontario Teachers' Pension Plan Board: /s/ Jonathan Law, Jonathan Law / Managing Director, Corporate & Investments Compliance (05/23/2025)